EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting of shareholders of Canagold Resources Ltd. (the “Company”) will be held at Suite 1250 - 625 Howe Street, Vancouver, British Columbia, on Monday, October 17, 2022 at 10:00 a.m. (Pacific Time), (the “Meeting”) for the following purposes:

1.

to consider and if deemed advisable, to pass an ordinary resolution of disinterested shareholders approving the creation of a new “control person”, as further described in the accompanying Information Circular; and

2.	to transact such other business as may properly be put before the meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and wish to ensure that their shares will be voted at the Meeting, must complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy.

If your shares are held in a brokerage account, you are not a registered shareholder. Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 15th day of September, 2022.

BY ORDER OF THE BOARD

“Catalin Kilofliski”

Catalin Kilofliski
Chief Executive Officer